SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: January 11, 2007

IWI HOLDING LIMITED
(Exact name of registrant as specified in its charter)

Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (630) 887-2388

BVI	0-25108	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Changes in Registrant’s Certifying Accountant

(a) On November 28, 2006, Blackman, Kallick Bartelstein (“BKB”), the Company’s independent registered public accountants firm informed the Company that they were resigning as the Company’s independent accountants.

BKB’s audit report on the financial statements for the year ended December 31, 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and any subsequent interim period preceding the resignation of BKB, there were no disagreements with BKB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of BKB, would have caused BKB to make reference to the subject matter of the disagreement(s) in connection with its report.

During the Company's two most recent fiscal years and any subsequent interim period preceding the resignation of BKB, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

The Company has provided BKB with a copy of the disclosures it is making in response to Item 304(a) of Regulation S-K. The Company has requested that BKB review the disclosure and furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Such letter will be filed by amendment as an exhibit to this Report upon receipt of the same.

(b) On January 11, 2007, the Board of Directors of the Company engaged Spector & Wong LLP to be its independent certifying accountants for the year ended December 31, 2006.

During the two most recent fiscal years and through December 31, 2005, the Registrant has not consulted with Spector & Wong LLP, regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Registrant’s financial statements, and no written report or oral advise was provided to the Registrant by concluding there was an important factor to be considered by the Registrant in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

(c) Exhibits

16.1 Letter of Blackman Kallick Bartelstein LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: July 11, 2007	By:	/s/ Joseph K. Lau
Joseph K. Lau
President & Chief Executive Officer

Blackman Kallick Bartlestein LLP
300 South Riverside Plaza, Ste. 660
Chicago, IL 60606

July 9, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies & Gentlemen:

We have read the statements made by IWI Holding Limited (copy attached), which we understand will be filed with the Commission as part of the Company’s Form 6-K report dated July 9, 2007. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ Blackman Kallick Bartlestein LLP
Blackman Kallick Bartlestein LLP